DISTRIBUTION AND SERVICING PLAN

AXONIC ALTERNATIVE INCOME FUND

Effective Date: [•], 2023

This Distribution and Servicing Plan (the “Plan”) conforms with Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by Axonic Alternative Income Fund, a Delaware statutory trust (the “Fund”), with respect to the various classes of shares (each, a “Class”) referenced in Section 2 hereof, subject to the terms and conditions set forth herein.

The Fund filed an application on October 24, 2018, and amended and restated on March 8, 2019 and June 11, 2019, for exemptive relief from the U.S. Securities and Exchange Commission (the “Commission”) to issue multiple classes of shares with sales loads and/or asset-based distribution and/or service fees and contingent deferred sales loads (“CDSCs”) (the “Exemptive Relief”). The Exemptive Relief was granted on July 15, 2019. The Fund may rely on the Exemptive Relief to offer multiple classes of its common shares of beneficial interest, in accordance with Rule 18f-3 of the 1940 Act. Although not directly subject to Rule 18f-3 under the 1940 Act, as a condition to reliance on the Exemptive Relief, the Fund must comply with the provisions of Rule 18f-3 as if they applied to the Fund.

The Service Fees (as defined herein) payable pursuant to the Plan are fees payable for the administration and servicing of shareholder accounts and not costs which are primarily intended to result in the sale of the Fund’s shares and which would require approval pursuant to the Rule. While the Rule does not apply to closed-end funds such as the Fund, the Fund has determined to comply with the provisions of the Rule as if it applied to the Fund, as a matter of best practice and pursuant to the Exemptive Relief, since the Fund will continuously offer its shares through a distributor (“Distributor”).

WHEREAS, the Fund is organized and existing under the laws of the State of Delaware, engages in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, pursuant to the Exemptive Relief granted on July 15, 2019, the Fund is authorized to issue an unlimited number of shares of beneficial interest (the “Shares”), in separate classes representing the interests in the Fund’s securities and other assets; and

WHEREAS, the Fund desires to adopt this “Plan” pursuant to Rule 12b-1 under the 1940 Act with respect to the Fund; and

WHEREAS, the Trustees of the Fund as a whole, including the Trustees who are not interested persons of the Fund (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement relating hereto (the “Non-Interested Trustees”), having determined, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the 1940 Act, that there is a reasonable likelihood that this Plan will benefit the Fund and its shareholders, have approved this Plan by votes cast at a meeting held virtually (in reliance on the relief granted by the U.S. Securities and Exchange Commission in response to the Coronavirus outbreak from certain in-person voting requirements under the 1940 Act) and called for the purpose of voting hereon and on any agreements related hereto; and

NOW, THEREFORE, the Fund hereby adopts this Plan in accordance with Rule 12b-1 under the 1940 Act, with respect to the Fund, on the following terms and conditions:

1.        Distribution and Servicing Activities. Subject to the supervision of the Trustees of the Fund, the Fund may, directly or indirectly, engage in any activities primarily intended to result in the sale of Shares of the Fund, which activities may include, but are not limited to, the following:

(a)	payments to the Fund’s Distributor and to securities dealers and others in respect of the sale of Shares of the Fund;

(b)	payment of compensation to and expenses of personnel (including personnel of organizations with which the Fund has entered into agreements related to this Plan) who engage in or support distribution of Shares of the Fund or who render shareholder support services not otherwise provided by the Fund’s transfer agent, administrator, or custodian, including but not limited to, answering inquiries regarding the Fund, processing shareholder transactions, providing personal services and/or the maintenance of shareholder accounts, providing other shareholder liaison services, responding to shareholder inquiries, providing information on shareholder investments in the Shares of the Fund, and providing such other shareholder services as the Fund may reasonably request;

(c)	formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising;

(d)	preparation, printing and distribution of sales literature;

(e)	preparation, printing and distribution of prospectuses and statements of additional information and reports of the Fund for recipients other than existing shareholders of the Fund;

(f)	holding seminars and sales meetings designed to promote the distribution of Shares of the Fund;

(g)	obtaining information and providing explanations to wholesale and retail distributors of contracts regarding Fund investment objectives and policies and other information about the Fund, including the performance of the Fund;

(h)	training sales personnel regarding the Shares of the Fund; and

(i)	obtaining such information, analyses, and reports with respect to marketing and promotional activities as the Fund may, from time to time, deem advisable.

The Fund is authorized to engage in the activities listed above, and in any other activities primarily intended to result in the sale of Shares of the Fund, either directly or through other persons with which the Fund has entered into agreements related to this Plan.

2.	Maximum Expenditures.

(a)	The expenditures to be made by the Fund pursuant to this Plan and the basis upon which payment of such expenditures will be made shall be determined by the Trustees of the Fund, but in no event may such expenditures exceed the following:

(1)	Class A. For the Class A Shares of the Fund, the Fund may pay an amount calculated at the rate of up to 0.75% per annum of the average daily net asset value of the Class A Shares of the Fund for each year or portion thereof included in the period for which the computation is being made, elapsed since the commencement of operations of the Class A Shares to the date of such expenditures.

Notwithstanding the foregoing, in no event may expenditures paid by the Fund as service fees with respect to any one of the foregoing classes of the Fund’s Shares (each a “Class” and together, the “Classes”) exceed an amount calculated at the rate of 0.25% of the average annual net assets of such Class, nor may such expenditures paid as service fees to any person who sells the Shares of the Fund exceed an amount calculated at the rate of 0.50% of the average annual net asset value of such Shares. Payments for distribution and shareholder servicing activities may be made directly by the Fund or to other persons with which the Fund has entered into agreements related to this Plan.

(b)	Allocation of Class Expenses. Only distribution expenditures properly attributable to the sale of a particular Class may be used to support the distribution fee charged to shareholders of such Class. Distribution expenses attributable to the sale of more than one Class will be allocated at least annually to each Class based upon the ratio that the sales of Shares of each Class bears to the sales of Shares of all applicable Classes.

3.	Term and Termination.

(a)	This Plan with respect to Class A Shares shall be effective when the Plan has been approved by a vote of at least a majority of the Board of Trustees of the Fund. The Plan will be deemed to have been approved with respect to a Class so long as a majority of the Board of Trustees of the Fund, including the Trustees that are not interested persons (as such term is defined in the 1940 Act) approves the Plan, without regard to whether the Plan has been approved by a majority of the outstanding voting securities of such Class or other Class or the Fund as a whole.

(b)	Unless terminated as herein provided, this Plan shall continue in effect with respect to each Class for one year from the effective date of the Plan for such Class and shall continue in effect for successive periods of one year thereafter, but only so long as each such continuance is specifically approved by votes of a majority of both (i) the Trustees of the Fund and (ii) the Non-Interested Trustees, cast at a meeting called for the purpose of voting on such approval.

(c)	This Plan may be terminated at any time with respect to a particular Class by a vote of a majority of the Non-Interested Trustees or by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of such Class.

4.	Amendments. No material amendment to this Plan shall be made unless:

(a)	It is approved in the manner provided for annual renewal of this Plan in Section 3(b) hereof; and

(b)	If the proposed amendment will materially increase the maximum expenditures permitted by Section 2 hereof with respect to any Class, it is approved by a vote of the majority of the outstanding voting securities (as defined in the 1940 Act) of such Class.

5.        Selection and Nomination of Trustees. While this Plan is in effect, the selection and nomination of the Non-Interested Trustees of the Fund shall be committed to the discretion of such Non-Interested Trustees.

6.        Quarterly Reports. The Fund’s Distributor or Treasurer shall provide to the Trustees of the Fund and the Trustees shall review quarterly a written report by Class of the amounts expended pursuant to this Plan and any related agreement and the purposes for which such expenditures were made.

7.        Recordkeeping. The Fund shall preserve copies of this Plan and any related agreement and all reports made pursuant to Section 6 hereof, for a period of not less than six years from the date of this Plan. Any such related agreement or such reports for the first two years will be maintained in an easily accessible place.

8.        Limitation of Liability. Any obligations of the Fund hereunder shall not be binding upon any of the Trustees, officers or shareholders of the Fund personally, but shall bind only the assets and property of the Fund. The term “Axonic Alternative Income Fund” means and refers to the Trustees from time to time serving in such capacity under the Fund’s Agreement and Declaration of Fund as filed with the Securities and Exchange Commission. The execution of this Plan has been authorized by the Trustees (including, the Non-Interested Trustees), acting as such and not individually, and such authorization by such Trustees shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the assets and property of the Fund as provided in the Fund’s Agreement and Declaration of Fund.

This Plan is effective with respect to Class A Shares as of _______, 2023, being the date Class A Shares commenced operations.